[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

September 4, 2009


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I
         File Nos.:  333-155675 and 811-08664

Dear Commissioners:

For the above referenced registrant, this filing contains:

1. Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 193 under the Investment Act of 1940 to the Registration Statement, including the financial statements and exhibits that were not previously filed;

2.   registrant's acceleration request letter; and

3.   principal underwriter's acceleration request letter.

Following are the representations requested in the Commission's press release dated June 24, 2004:

TANDY ACKNOWLEDGEMENTS

We hereby acknowledge and agree as follows:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (517) 367-3835. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel